SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 000-16496

A. Full title of the plan:

Constar International Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

CONSTAR INTERNATIONAL INC.

ONE CROWN WAY

PHILADELPHIA, PA 19154

INDEX

Page(s)

Signatures	3

Report of Independent Auditors	4

Audited Plan Financial Statements and Schedules in accordance with the Financial Reporting Requirements of ERISA	5

Exhibit 23—Consent of Independent Accountants

Exhibit 99—Additional Exhibit—Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

CONSTAR INTERNATIONAL INC. 401 (K) RETIREMENT SAVINGS PLAN

By:	/s/ JAMES C. COOK
James C. Cook Chairman, Constar International Inc. 401(k) Retirement Savings Plan Administrative Committee

Date: June 30, 2003

Report of Independent Auditors

To the Administrative Committee and Participants of the

Constar International Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of change in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Constar International Inc. 401(k) Retirement Savings Plan as of December 31, 2002, and the changes in net assets available for benefits for the period November 21, 2002 (Inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of period) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 26, 2003

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Benefits

	As of December 31, 2002
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$152,766
INVESCO Dynamics Fund	44,757
T. Rowe Price Equity Income Fund	76,131
Vanguard 500 Index Fund	5,469,531	*
Vanguard Balanced Index Fund	3,029,440	*
Vanguard Explorer Fund	1,491,803	*
Vanguard Extended Market Index Fund	7,554
Vanguard International Growth Fund	646,172
Vanguard LifeStrategy Conservative Growth Fund	6,981
Vanguard LifeStrategy Growth Fund	17,231
Vanguard LifeStrategy Income Fund	14,278
Vanguard LifeStrategy Moderate Growth Fund	11,422
Vanguard Total Bond Market Index Fund	1,705,669	*

	12,673,735
Vanguard Retirement Savings Trust	10,196,229	*
Constar International Stock Fund	13,449
Crown Cork & Seal Company, Inc. Stock Fund	2,967,137	*
Participant Loans	1,558,557	*

Total investments	27,409,107

Receivables
Employer’s contributions	69,678
Participants’ contributions	185,637

Total receivables	255,315

Net assets available for benefits	$27,664,422

*	Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Period November 21, 2002 through December 31, 2002
Additions
Investment income:
Interest and dividend income, investments	$161,907
Interest income, participant loans	14,405
Net appreciation in fair value of investments	126,917

303,229

Contributions:
Employer	137,026
Participant	380,753

517,779

Asset Transfers In	26,940,987

Total additions	27,761,995

Deductions
Benefits Paid to Participants	67,327
Administrative expenses	2,097
Other deductions	28,149

Total deductions	97,573

Net increase	27,664,422
Net assets available for benefits:
Beginning of period	—

End of period	$27,664,422

The accompanying notes are an integral part of these financial statements.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 1—DESCRIPTION OF PLAN

The following description of the Constar International Inc. 401 (k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Prior to its initial public offering (the “IPO”) on November 20, 2002, Constar International Inc. (the “Company” or “Constar”) had operated as a wholly owned subsidiary of Crown Cork & Seal Company, Inc. As a result of the IPO, participant accounts of Constar employees were transferred into the Plan from Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan and Crown Cork & Seal Company, Inc. Retirement Thrift Plan in the amounts of $11,194,596 and $15,746,391 respectively, effective November 21, 2002.

General

The Plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of the Company may save regularly through compensation deferrals, savings contributions, and through Company matching contributions. Compensation is generally defined as salary, wages, overtime payments, bonuses, commissions, vacation pay, and sick pay. Generally, full-time employees are eligible to participate in the Plan upon the first day of the month following completion of 30 days of employment. Part-time employees are generally eligible to participate as of the first day of the month following the completion of a 12 consecutive month period during which the employee is credited with 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

There are several components to the contribution structure of the Plan: a participant compensation deferral 401(k) component, catch-up contribution component, savings contribution component, and a Company matching contribution component. The compensation deferral 401(k) component of the Plan allows before-tax employee contributions of 2% to 100% of annual compensation. Before-tax contribution amounts are subject to certain limitations, $11,000 in 2002, as prescribed by law. The catch-up contribution component allows for catch-up contributions to be made in accordance with section 414(v) of the Code by eligible employees who have attained age 50 before the close of the Plan year. The savings contributions component allows after-tax employee contributions of 1% to 5% of annual compensation. The Company makes matching contributions equal to 50 percent of the employee’s compensation deferral contribution, up to the first 3% or 6% of the compensation contributed by the employee, depending on the primary place of employment, as described in the provisions of the Plan. In no event may the total of participant compensation deferral 401(k) component, catch-up contribution component, savings contribution component, and a company matching contribution component, exceed the lesser of $40,000 or 25% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Participants direct the investment of their contributions into various investment options offered by the Plan.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with participant’s contribution and the participant’s allocation of the Company’s contribution, as described above. Plan earnings are allocated to the participant’s account based on participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on years of continuous service. Generally, a participant is 100 percent vested after four years of credited service.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) Participant loans. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on loans outstanding as of December 31, 2002 range from 5.25% to 13.70%. Principal and interest is paid ratably through payroll deductions. Generally, a participant may not have more than one outstanding loan at any one time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or rollover the vested balance into a specified qualifying account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant’s election.

Forfeited Accounts

Forfeitures may be used to reduce future employer contributions. There were no employer contributions forefeited in the period November 21, 2002 through December 31, 2002. The forfeiture balance was $0 at December 31, 2002.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for its investment contracts, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Company stock funds are valued at their year-end unit closing price (comprised of year-end market price plus uninvested cash position). Units of the Vanguard Retirement Savings Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3—INVESTMENTS

During the period November 21, 2002 through December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Year Ended December 31, 2002
Registered investment companies	$(332,194)
Common stock	459,111

Net appreciation in fair value of investments	$126,917

NOTE 5—RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of Vanguard Fudiciary Trust Company (“VFTC”). VFTC acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s stock through the Crown Cork & Seal Company, Inc. Stock Fund and the Constar International Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 6—PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan are paid by the participants and certain miscellaneous fees are paid by the Company.

NOTE 7—TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated April 17, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a).

CONSTAR INTERNATIONAL INC.	Schedule I

401(k) RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Period)

As of December 31, 2002

Constar International Inc., EIN 13-1889304

Form 5500, Schedule H, Part IV, Line i :

	Identity of Issue	Investment Type	Current Value
	American Century Equity Income Fund	Registered Investment Company	$152,766
	INVESCO Dynamics Fund	Registered Investment Company	44,757
	T. Rowe Price Equity Income Fund	Registered Investment Company	76,131
*	Vanguard 500 Index Fund	Registered Investment Company	5,469,531
*	Vanguard Balanced Index Fund	Registered Investment Company	3,029,440
*	Vanguard Explorer Fund	Registered Investment Company	1,491,803
*	Vanguard Extended Market Index Fund	Registered Investment Company	7,554
*	Vanguard International Growth Fund	Registered Investment Company	646,172
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	6,981
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	17,231
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	14,278
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	11,422
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	1,705,669
*	Vanguard Retirement Savings Trust	Common/Collective Trust	10,196,229
*	Constar International, Inc. Stock Fund	Common Stock Fund	13,449
*	Crown Cork & Seal Company, Inc.	Common Stock Fund	2,967,137
*	Constar International, Inc. 401(k) Savings Plan	Participant Loans (5.20%—13.70%)	1,558,557

Total Assets (Held at End of Period)			$27,409,107

*	Party in Interest